UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SONOSITE, INC.

(Name of Subject Company)

SONOSITE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

21919 30th Drive S.E.

Bothell, WA 98021

(425) 951-1200

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen M. Graham, Esq.	Andrew Haring, Esq.
Alan C. Smith, Esq.	Vice President, Legal Affairs and Corporate Secretary
Fenwick & West LLP	SonoSite, Inc.
1191 Second Avenue, 10th Floor	21919 30th Drive S.E.
Seattle, WA 98101	Bothell, WA 98021
(206) 389-4510	(425) 951-1200

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit A – Exhibit A is a Joint Press Release by FUJIFILM Holdings Corporation and SonoSite, Inc. announcing the agreement and plan of merger, dated December 15, 2011.

Exhibit B – Exhibit B is a copy of a letter from the SonoSite Chief Executive Officer distributed to SonoSite, Inc. employees on December 15, 2011.

Exhibit C – Exhibit C is a copy of a FAQ distributed to SonoSite, Inc. employees on December 15, 2011.

Exhibit D – Exhibit D is a copy of a letter distributed to SonoSite, Inc. suppliers on December 15, 2011.

Exhibit E – Exhibit E is a copy of talking points for customers distributed to the SonoSite, Inc. sales force on December 15, 2011.

Exhibit F – Exhibit F is a copy of a letter distributed to SonoSite, Inc. customers on December 15, 2011.

Exhibit G – Exhibit G is a copy of a letter from the FUJIFILM Holdings Corporation distributed to SonoSite, Inc. employees on December 15, 2011.

Exhibit A

Fujifilm Holdings Announces Agreement to Acquire SonoSite, Inc.

Transaction combines high-quality imaging technologies and pioneering point-of-care expertise to drive next generation medical imaging solutions

TOKYO & BOTHELL, Wash.—(BUSINESS WIRE)—FUJIFILM Holdings Corporation (TSE: 4901, hereinafter: Fujifilm), a diversified technology company that operates in healthcare, highly functional materials, and document solutions, announced today that it has entered into a definitive agreement with SonoSite, Inc. (NASDAQ: SONO, hereinafter: SonoSite), a pioneer and leader in bedside and point-of-care ultrasound technology, pursuant to which Fujifilm will acquire SonoSite for approximately $995 million (which includes amounts payable in connection with its convertible debt). The transaction was unanimously approved by the Boards of Directors of both companies.

Fujifilm, through a U.S. subsidiary, will make an all-cash tender offer to purchase all outstanding shares of SonoSite common stock for $54 per share in cash. The purchase price represents a premium of 50.0% over SonoSite’s average closing stock price over the three months ended December 14, 2011, and a 75.4% premium over the closing price on November 2, 2011, the last trading day before news reports relating to a possible sale transaction were first published. The tender offer is scheduled to commence within 20 business days and will remain open for 21 U.S. business days. The transaction is conditioned on the tender of a majority of the outstanding shares of SonoSite and remains subject to the satisfaction of customary closing conditions, including expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and necessary foreign jurisdictions. Following the completion of the tender offer, Fujifilm intends to acquire the remaining outstanding shares of SonoSite common stock through a second-step merger.

SonoSite’s Board of Directors will recommend that SonoSite’s shareholders tender their shares to Fujifilm pursuant to the offer. Upon completion of the acquisition, SonoSite will become a wholly owned subsidiary of Fujifilm, and will continue operations in Bothell, WA. SonoSite will continue to be managed by its current leadership team, who will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm.

SonoSite, a world leader in point-of-care ultrasound products (POCU), specializes in the development of ultra portable and robust devices that are used in more than 20 clinical specialties. The company also recently expanded into the pre-clinical research market with its newly acquired ultra-high frequency micro-ultrasound technology. SonoSite’s systems ultimately improve healthcare delivery and efficiency by enabling physicians to deliver safer and less expensive care in hospitals and beyond.

SonoSite’s products are designed for applications where ultrasound has not typically been used, such as emergency medicine, surgery, critical care, internal medicine, musculoskeletal, and vascular access procedures, as well as for imaging in traditional applications, such as radiology, cardiology, vascular medicine, and obstetrics and gynecology.

This transaction will bring together the complementary strengths of Fujifilm’s high-quality imaging technologies and SonoSite’s pioneering point-of-care expertise and miniaturization capabilities, amplifying the business’ leadership within the growing POCU sector. In particular, the combined entity will be well-positioned to:

•	Develop and produce industry-leading and price-competitive products for both point-of-care and traditional diagnostic markets, utilizing Fujifilm and SonoSite’s innovative manufacturing technologies.

•	Drive the geographic expansion of POCU devices by deploying a worldwide sales infrastructure and distribution channels on a reciprocal basis.

•

Accelerate the development and commercialization of next generation compact, easy-to-use and high-quality medical imaging devices resulting from the combination of Fujifilm’s proprietary imaging and laser technology and SonoSite’s advanced ASIC technology, cutting edge high-frequency ultrasound and transducer technology and its photoacoustic imaging technology.

Leveraging their existing and future product portfolio Fujifilm and SonoSite will be able to capture the significant growth opportunities arising from new application areas in point-of-care ultrasound diagnosis and treatment.

Commenting on the transaction, President and CEO of Fujifilm, Shigetaka Komori said, “We are delighted to be joining forces with SonoSite. This transaction significantly accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried ultrasound equipment market and will position ultrasonography as a strategic pillar for the future growth of our medical systems business. Beginning with the sales of X-ray films in 1936, Fujifilm gradually developed its business in the medical field. Since the release of the world’s first FCR digital x-ray diagnostic imaging system in 1983, the company has continuously pursued one central goal: providing easy-to-interpret, high-quality images at the medical frontline. We are confident that, together with SonoSite, we will further enhance our technological expertise to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide.”

SonoSite’s President and CEO, Kevin Goodwin, said, “We are pleased that this transaction gives our shareholders the opportunity to realize full value for their SonoSite shares. We are also very excited to be partnering with Fujifilm as it will enable us to significantly accelerate our international business and product development efforts, and respond to the fast-evolving needs of physicians around the world. We believe that the performance, size, ease of use, and cost-effectiveness of our products will drive further growth in existing ultrasound markets, and are opening new markets as they bring ultrasound visualization out of the imaging lab and to the point-of-care, whether at the patient’s bedside or the physician’s examination table.”

Fujifilm has successfully transformed its business structure for growth by expanding from traditional photographic film to other priority business fields. Positioning the medical systems and life sciences business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively as a total healthcare company.

2

Barclays Capital is acting as financial advisor to Fujifilm and Shearman & Sterling LLP is acting as legal counsel. J.P. Morgan Securities LLC and GCA Savvian Advisors, LLC are acting as exclusive financial advisors to SonoSite and Fenwick & West LLP is acting as legal counsel.

NOTES TO EDITORS

About SonoSite, Inc.

SonoSite, Inc. (www.sonosite.com) is the innovator and world leader in bedside and point-of-care ultrasound and an industry leader in ultra high-frequency micro-ultrasound technology and impedance cardiography equipment. Headquartered near Seattle, the company is represented by 14 subsidiaries and a global distribution network in over 100 countries. SonoSite’s small, lightweight systems are expanding the use of ultrasound across the clinical spectrum by cost-effectively bringing high-performance ultrasound to the point of patient care.

About FUJIFILM Holdings Corporation

FUJIFILM Holdings Corporation is the holding company of the Fujifilm Group having three operating companies such as FUJIFILM Corporation, Fuji Xerox Co., Ltd. and Toyama Chemical Co., Ltd. under its umbrella. The group’s priority business fields are: medical/life sciences such as medical equipment, pharmaceuticals, functional skin care cosmetics and nutritional supplements; graphic arts such as printing materials and equipment; documents such as office equipment/printing; optical devices such as camera phone lens units; highly functional materials such as LCD materials; digital imaging such as digital cameras, digital printing, and Photobook.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this press release include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk

3

Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

NOTE TO INVESTORS

The tender offer to purchase shares of SonoSite common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from Fujifilm’s website at http://www.fujifilmholdings.com/en/investors/index.html; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

Contacts

FUJIFILM Holdings Corporation:

Fujifilm Holdings Public Relations Division

+81-3-6271-2000

or

Kreab Gavin Anderson:

Tokyo

+81-3-5404-0640 (M. Hattori/ D. Stawinoga)

or

NY

+1-646-490-2767 (J. Goldman-Brown)

or

SonoSite, Inc.:

Investor Relations:

Seattle

+1-425-951-1398 (Marcus Smith)

4

or

Public Relations:

Seattle

+1-425-951-1375 (Lisa Fritzky)

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Exhibit B

Hello Everyone,

As excitement for the upcoming holiday season and New Year continues to build, we have our own exciting news to share with all of you.

This morning, we announced an agreement with Fujifilm, under which Fujifilm will acquire SonoSite for an equity purchase price of approximately $995 million. Our Company’s directors and I strongly believe that this transaction presents important opportunities for our Company and the patients we serve, creates significant value for our shareholders and delivers important benefits to you, our valued employees.

For those of you unfamiliar with Fujifilm, Fujifilm is a diversified technology company that operates in healthcare, highly functional materials, and document solutions. Fujifilm has transformed its business structure for growth by expanding from traditional film to other priority business fields. Beginning with the sales of X-ray films in 1936, Fujifilm gradually developed its business in the medical field. Since the release of the world’s first FCR digital x-ray diagnostic imaging system in 1983, the company has continuously pursued one central goal: providing easy-to-interpret, high-quality images at the medical frontline. Positioning the medical systems and life sciences business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively as a total healthcare company.

Under the terms of the agreement, Fujifilm will commence a tender offer to purchase all outstanding shares of SonoSite common stock for $54.00 per share in cash. Following close of the transaction, which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm and will continue operations in Bothell, WA. This means that the structure of your department will largely stay the same. Further, SonoSite will continue to be managed by our current leadership team, including myself, where we will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm. Upon completion of the transaction, SonoSite will be known as SonoSite, a Fujifilm Company.

Let me emphasize that you remain a critical priority to our Company. Fujifilm agrees that the vibrancy and success of SonoSite is a result of the great people we have here, as well as the culture of innovation and execution that we have built. Fujifilm’s strong desire is to retain all of SonoSite’s employees. Following the completion of the transaction, Fujifilm will be your employer; however your job and day-to-day reporting responsibilities are expected to remain the same. Together, we will be able to build upon our collective strengths to provide important benefits to our customers and create value for our shareholders.

As a combined company we will be well-positioned to develop and produce industry-leading and price competitive products, drive the geographic expansion of POCU systems, and accelerate the development and commercialization of next-generation, compact, easy-to-use and high-quality medical imaging devices.

Further, this combination will enable us to significantly accelerate our international business and product development efforts, and respond to the fast-evolving needs of physician around the world. We believe that the performance, size, ease of use, and cost-effectiveness of our products will drive further growth in existing ultrasound markets, and are opening new markets as they bring ultrasound visualization out of the imaging lab to the point-of-care, whether at the patient’s bedside or the physician’s examination table.

For Fujifilm, the addition of SonoSite accelerates their full-scale entry into the fast-growing hand-carried ultrasound equipment market and will position ultrasound as a strategic pillar for the future growth of Fujifilm’s medical systems business. Both companies share a common vision to enhance our technological expertise to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide.

Please click here to access a copy of the press release, and click here to access an employee FAQ. We will also be hosting an all employee conference at 9:00am PT / 12:00pm ET today. Please use the dial-in numbers below:

Attendee Passcode:	120902 (will be prompted to enter on touch tone phone)
Participant Line (toll-free):	877-876-9177
Participant Line (toll):	785-424-1666

It is likely that today’s news could lead to increased interest in SonoSite, and it is important that we speak with one voice. Please forward any media calls to Lisa Fritzky at 425-951-1375 and Lisa.Fritzky@sonosite.com and all investor inquiries to Marcus Smith at 425-951-1398 and Marcus.Smith@sonosite.com.

I am extremely proud of the progress SonoSite has made and I sincerely thank each of you for your passion and commitment. It is your inspiring talent, dedication and hard work that have driven the success of this company and impelled us to this exciting new opportunity. We are confident that with Fujifilm we can accelerate our ability to positively impact the lives of patients with our innovative technologies, and we are excited for what the future holds.

Thank you for your continued support and dedication to our great company. I wish you and your families a happy and healthy holiday season and a wonderful New Year.

Sincerely,

Kevin

Cautionary Statement regarding Forward-Looking Statements

This letter contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this letter include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this letter has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

Exhibit C

SonoSite Employee FAQ

1.	What was announced today?

Today, we announced an agreement with Fujifilm, under which Fujifilm will acquire SonoSite for an equity purchase price of approximately $995 million. Under the terms of the agreement, Fujifilm will commence a tender offer to purchase all outstanding shares of SonoSite common stock for $54.00 per share in cash.

We are extremely pleased to have reached this agreement with Fujifilm, a diversified technology company, and believe it will deliver significant benefits to our shareholders, employees, and customers. We are confident that by bringing together our complementary strengths we will be able to accelerate the growth and development of a global platform in the medical equipment sector.

2.	Who is Fujifilm?

Fujifilm is a diversified technology company that operates in healthcare, highly functional materials, and document solutions. Fujifilm has successfully transformed its business structure for growth by expanding from traditional photographic film to other priority business fields. Beginning with the sales of X-ray films in 1936, Fujifilm gradually developed its business in the medical field. Since the release of the world’s first FCR digital x-ray diagnostic imaging system in 1983, the company has continuously pursued one central goal: providing easy-to-interpret, high-quality images at the medical frontline. Positioning the medical systems and life sciences business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively as a total healthcare company.

3.	How will this transaction affect SonoSite employees?

This transaction is about growth. Upon the transaction’s close, which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm and will continue operations in Bothell, WA. This means that the structure of your department will stay the same. Furthermore, SonoSite will continue to be managed by our current leadership team, who will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm.

Fujifilm agrees that the vibrancy and success of SonoSite is a result of our great people, as well as the culture of innovation and execution we have built. Fujifilm’s strong desire is to retain all of SonoSite employees. Following completion of the transaction, Fujifilm will be your employer; nonetheless your job and day-to-day reporting responsibilities are expected to remain the same.

4.	What are the benefits of this transaction for SonoSite?

This combination with Fujifilm will enable us to significantly accelerate our international business and product development efforts, and respond to the fast-evolving needs of physicians around the world. We believe that the performance, size, ease of use, and cost-effectiveness of our products will drive further growth in existing ultrasound markets, and are opening new markets as they bring ultrasound visualization out of the imaging lab to the point-of-care, whether at the patient’s bedside or the physician’s examination table.

For Fujifilm, the addition of SonoSite accelerates its full-scale entry into the fast-growing hand-carried ultrasound equipment market and will position ultrasonography as a strategic pillar for the future growth of Fujifilm’s medical systems business. Both companies share a common vision to enhance our technological expertise to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide.

5.	Why is Fujifilm acquiring SonoSite?

Acquiring SonoSite accelerates Fujifilm’s full-scale entry into the fast-growing hand-carried ultrasound equipment market and will position ultrasonography as a strategic pillar for the future growth of its medical systems business.

The transaction will bring together the complementary strengths of Fujifilm’s high-quality imaging technologies and SonoSite’s pioneering point-of-care expertise and miniaturization capabilities, amplifying the business’ leadership within the growing POCU sector.

In particular, the combined entity will be well-positioned to:

•	Develop and produce industry-leading and price-competitive products for both point-of-care and traditional diagnostic markets, utilizing Fujifilm and SonoSite’s innovative manufacturing technologies.

•	Drive the geographic expansion of POCU devices by deploying a worldwide sales infrastructure and distribution channels on a reciprocal basis.

•

Accelerate the development and commercialization of next generation compact, easy-to-use and high-quality medical imaging devices resulting from the combination of Fujifilm’s proprietary imaging and laser technology with SonoSite’s advanced ASIC technology, cutting edge high-frequency ultrasound and transducer technology, and photoacoustic imaging technology.

6.	Will there be new career opportunities for employees?

As is common in many global organizations, some qualified and interested employees may be eligible for new career opportunities in the broader Fujifilm company, if they become available.

7.	Will any employees be asked to relocate?

SonoSite’s management is not currently aware of any plans to relocate SonoSite employees as a result of this transaction. SonoSite employees are expected to remain where they are currently employed.

8.	Will salaries and benefits be affected? Stock options?

Until the transaction closes, SonoSite will remain a separate and independent company and your salary and benefits will remain unchanged.

Fujifilm recognizes the value of our employees and following completion of the transaction, we expect that Fujifilm will offer employees comparable salaries and benefits as those offered by SonoSite. It is very early in this process, and many compensation and benefit matters will be determined near or after closing of the transaction.

9.	How does the transaction affect our customers? What about our supplier relationships?

We will be working closely with our customers, partners, and all our stakeholders to help make sure they understand the benefits and opportunities we see in this transaction. We expect that existing relationships will remain unchanged at this time as a result of the transaction. Business will continue as usual.

10.	What should I say if I’m asked about the transaction?

As always, should you be contacted by members of the media, investors, or other interested third parties regarding this transaction, it is important that you forward any media calls to Lisa Fritzky at 425-951-1375 and Lisa.Fritzky@sonosite.com and all investor inquiries to Marcus Smith at 425-951-1398 and Marcus.Smith@sonosite.com.

11.	What are the next steps? When will the transaction be completed?

The transaction is conditioned on the tender of a majority of the outstanding shares of SonoSite and remains subject to the satisfaction of customary closing conditions, including receipt of necessary regulatory clearances, expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other applicable clearances that may be necessary in foreign jurisdictions. Following the completion of the tender offer, Fujifilm intends to acquire the remaining outstanding shares of SonoSite common stock through a second-step merger.

Until the transaction closes, SonoSite will remain a separate and independent company.

12.	What will happen to SonoSite’s headquarters? Is SonoSite going to change its name?

Upon the transaction’s close, SonoSite will become a wholly-owned subsidiary of Fujifilm. SonoSite will continue to be headquartered in Bothell, WA and will maintain facilities worldwide. Upon completion of the transaction, SonoSite will no longer be a publicly-traded company and will be known as SonoSite, a Fujifilm Company.

13.	What will happen to our management team?

SonoSite will continue to be managed by its current leadership team, who will play a key role in driving the group’s future growth in the medical equipment sector, a key strategic pillar of Fujifilm

Kevin Goodwin, will continue as SonoSite President and Chief Executive Officer, and will report directly to the President and CEO of Fujifilm, Shigetaka Komori.

14.	What can employees expect over the coming months?

We expect the transaction to close in the first quarter of 2012, and we will update you as appropriate. From an operational standpoint, it remains business as usual. It is important that we all remain focused on our objectives and continue working with the same level of passion and commitment that has created our success to date.

15.	If I have additional questions, who can I ask?

We encourage you to speak with your manager, and any member of the management team. We will do our best to keep you informed of important developments as we move forward.

Cautionary Statement regarding Forward-Looking Statements

This Employee FAQ contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this Employee FAQ include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this Employee FAQ has not yet commenced, and this Employee FAQ is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

Exhibit D

December 15, 2011

Dear Valued Supplier:

I am writing to inform you that this morning, we announced an agreement with Fujifilm, under which Fujifilm will acquire SonoSite in a transaction valued at approximately $995 million. Fujifilm will be an important partner as we build upon our leadership position and continue to implement our strategic plan.

For those unfamiliar with Fujifilm, Fujifilm is a diversified technology company that operates in healthcare, highly functional materials, and document solutions. Fujifilm has transformed its business structure for growth by expanding from traditional film to other priority business fields. Positioning the medical systems and life sciences business as one of its key growth areas, Fujifilm is seeking to cover “prevention, diagnosis, and treatment” comprehensively as a total healthcare company.

Following close of the transaction, which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm. The structure of our departments and our internal procedures will largely stay the same. SonoSite will continue to be headquartered in Bothell, WA and maintain offices worldwide. Upon completion of the transaction, SonoSite will be known as SonoSite, a Fujifilm Company.

From a supplier standpoint, there will be no measurable impact to our business or business practices. We expect it to remain “business as usual” at SonoSite throughout this process and following our combination with Fujifilm.

We believe that this transaction accelerates our ability to positively impact the lives of patients, and creates value for our shareholders and employees. Both companies share a common vision to further enhance our technological expertise to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide, and we believe this transaction will help accelerate that vision.

Please click here to access a copy of the press release that was issued this morning. We will make every effort to keep you updated, as applicable. Should you have any questions or concerns, please do not hesitate to call your regular SonoSite contact.

Thank you for your commitment to SonoSite, wish you and your families a very healthy and happy holiday season. We look forward to continuing our relationship with you through this exciting time and as we continue to grow in the coming years.

Best regards,

Kevin M. Goodwin

President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements

This letter contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this letter include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this letter has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

# # #

Exhibit E

Sales Force Talking Points For Use with Customers

•	I wanted to share with you some exciting news about Sonosite.

•	This morning we announced an agreement with Fujifilm, under which Fujifilm will acquire SonoSite in a transaction valued at approximately $995 million.

•	As you may know, Fujifilm is a diversified technology company that operates in healthcare, highly functional materials, and document solutions.

•

Sonosite is particularly excited about what this transaction means for you, our valued customers. We believe this transaction with Fujifilm will only strengthen our service to customers by accelerating Sonosite’s continued growth and providing us with even greater flexibility to achieve our strategic goals.

•

Rest assured, from a customer standpoint, there will be no measurable impact to our business or business practices. We expect it to remain “business as usual” at SonoSite throughout this process and following our combination with Fujifilm.

•

The planned transaction will in no way impact the relationships with any of our customers or alter our obligations to honor all contractual commitments. Your day-to-day contacts are expected to remain unchanged.

•

Following the close of the transaction, which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm and will continue operations in Bothell, WA. The structure of our departments and our internal procedures will largely stay the same.

•	Kevin Goodwin, SonoSite President and Chief Executive Officer, and the current management team intend to continue to lead the company.

•	Once the transaction closes, SonoSite will be known as SonoSite, a Fujifilm Company.

•

We are confident that with Fujifilm we can accelerate our ability to positively impact the lives of patients with our innovative technologies. As we embark on the next phase of SonoSite’s growth, we look forward to building upon our partnership with you and hope you share our enthusiasm about the company’s exciting future.

•

Please know that throughout this process everyone at SonoSite remains as focused as ever on meeting and exceeding your expectations. Our customers have been instrumental in our growth and development over the years and we remain grateful for your business and ongoing support.

•	As always, should you have any questions about today’s announcement please feel free to call [me personally / you regular SonoSite contact] at NUMBER.

Cautionary Statement regarding Forward-Looking Statements

This document contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this document include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this document has not yet commenced, and this document is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

Exhibit F

December 15, 2011

Dear Loyal Customer:

We are pleased to share with you some exciting news about SonoSite. This morning, we announced an agreement with Fujifilm, under which Fujifilm will acquire SonoSite in a transaction valued at approximately $995 million. Both companies share a common vision to further enhance our technological expertise and to develop medical imaging devices that contribute to the improvement of medical diagnostics and care quality for patients worldwide, and we believe this transaction will help accelerate that vision. Please click here to access a copy of the press release that was issued this morning.

I am particularly excited about what this transaction means for our valued customers. We believe this transaction with Fujifilm, a diversified technology company that operates in healthcare, highly functional materials, and document solutions, will only strengthen our service to our customers by accelerating SonoSite’s continued growth and providing us with even greater flexibility to achieve our strategic goals.

This combination will enable us to significantly accelerate our international business and product development efforts, and respond to the fast-evolving needs of physicians around the world. We believe that the performance, size, ease of use, and cost-effectiveness of our products will drive further growth in existing ultrasound markets, and are opening new markets as they bring ultrasound visualization out of the imaging lab and to the point-of-care, whether at the patient’s bedside or the physician’s examination table.

From a customer standpoint, there will be no measurable impact to our business or business practices. We expect it to remain “business as usual” at SonoSite throughout this process and following our combination with Fujifilm.

Following close of the transaction, which is expected to occur in the first quarter of 2012, SonoSite will become a wholly owned subsidiary of Fujifilm. The structure of SonoSite’s departments and internal procedures will largely stay the same. SonoSite will continue to be headquartered in Bothell, WA and maintain offices worldwide. Upon completion of the transaction, SonoSite will be known as SonoSite, a Fujifilm Company.

We are confident that with Fujifilm, SonoSite can accelerate its ability to provide physicians with the innovative technologies they need to positively impact the lives of patients with innovative technologies. As we embark upon the next phase of our company’s growth, we are enthusiastic about the future and look forward to building on our customer relationships.

SonoSite’s customers have been instrumental in our growth and development over the last 14 years and we remain dedicated to continuing to meet and exceed the needs of our customers.

On behalf of everyone at SonoSite, we appreciate your support and wish you and your families a very happy holiday season.

Sincerely,

Kevin M. Goodwin

President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements

This letter contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this letter include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

Note to Investors

The tender offer to purchase shares of SonoSite common stock referenced in this letter has not yet commenced, and this letter is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

# # #

Exhibit G

December 15, 2011

Dear SonoSite Colleagues

I’m delighted to be able to communicate with you today. As you are aware, FUJIFILM Holdings Corporation and SonoSite have announced that we have entered into an agreement whereby Fujifilm plans to join forces with SonoSite through a tender offer to buy all of SonoSite’s shares. I believe this is a very exciting milestone for both of our companies as we are working towards improving medical diagnostics and care quality for patients worldwide.

As you may know, Fujifilm has its roots in Japan, where it was established in 1934 and developed a business mainly focused on photographic sensitive materials including X-ray film. In response to the rapid digitalization that started at the beginning of the 21th century, we have boldly reinvented ourselves to become a globally active diversified technology company and expanded into other priority business fields ranging from healthcare to highly functional materials to document solutions.

Fujifilm’s medical business started with X-ray film in 1936 and in recent years moved beyond the X-ray film and digital X-ray diagnostic system to medical imaging and information management systems, endoscopy, radiopharmaceuticals as well as functional foods. Today, our medical systems business is a key strategic pillar for the company’s future growth as we strive to become a comprehensive healthcare group.

We have long respected your work at SonoSite and your ability to identify the real needs of medical professionals at the forefront of medical diagnosis and care and your remarkable capability to develop the products that address those needs in a short time.

We are very pleased to have the opportunity to work together with such a talented team. My colleagues and I at Fujifilm are particularly excited by the prospects of combining SonoSite’s advanced technologies and creativity with Fujifilm’s high-quality imaging technologies to drive technological innovation and develop next generation medical imaging solutions. Together with you, we see ample opportunities to explore new markets and successfully expand our business.

SonoSite will continue to be managed by its current leadership, who will play a key role in driving the business’ future growth. In line with the Fujifilm Corporate Philosophy, I am confident that SonoSite will be able to accelerate the development of “only one” and “number one” products and actively pursue further growth opportunities. Your contribution is highly appreciated in this regard.

I look forward to welcoming you officially to the Fujifilm group upon successful completion of this transaction. Together we can enter a very bright future.

Yours sincerely,

Shigetaka Komori

President and CEO

FUJIFILM Holdings Corporation

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains certain “forward-looking statements” concerning Fujifilm and SonoSite. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions, the behaviors of other market participants, the effects of the transaction making it more difficult to maintain existing relationships with employees, customers or business partners, and other business effects, including the effects of industry, economic or political conditions, and therefore undue reliance should not be placed on such statements. Examples of forward-looking statements in this press release include, but are not limited to, statements regarding the proposed acquisition of SonoSite by Fujifilm, such as: the timing of the tender offer and the merger; results of the review of the transaction by regulatory agencies, and any conditions imposed in connection with consummation of the transaction; approval of the transaction by the shareholders of SonoSite; and satisfaction of various other conditions to the closing of the transaction. Actual results may differ materially from those in the forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of SonoSite’s filings with the Securities and Exchange Commission (the “SEC”), including its most recent filings on Form 10-K and Form 10-Q. SonoSite and Fujifilm assume no obligation to update these forward-looking statements, except as required pursuant to applicable law.

NOTE TO INVESTORS

The tender offer to purchase shares of SonoSite common stock referenced in this press release has not yet commenced, and this press release is neither an offer to purchase, nor a solicitation of an offer to sell, any securities. The tender offer to purchase shares of SonoSite common stock will be made only pursuant to a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer (the “Tender Offer Statement”), which Fujifilm will file with the SEC and mail to SonoSite stockholders. At the time the tender offer is commenced, SonoSite will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the “Recommendation Statement”). Investors and security holders of SonoSite are advised to read the Tender Offer Statement and Recommendation Statement carefully when they become available, before making any investment decision with respect to the tender offer because they will contain important information about the tender offer. Investors and security holders of SonoSite also are advised that they may obtain free copies of the Tender Offer Statement and other documents filed by Fujifilm with the SEC (when these documents become available) and the Recommendation Statement and other documents filed by SonoSite (when these documents become available) on the SEC’s website at http://www.sec.gov. In addition, free copies of the Tender Offer Statement and related materials may be obtained (when these documents become available) from Fujifilm’s website at http://www.fujifilmholdings.com/en/investors/index.html; and free copies of the Recommendation Statement and related materials may be obtained (when these documents become available) from SonoSite by written request to Investor Relations, 21919 30th Drive S.E., Bothell, Washington 98021.

2